Faraday Future Intelligent Electric Inc.

18455 S. Figueroa Street

Gardena, CA 90248

August 5, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Dale Welcome

Jean Yu

Re:	Faraday Future Intelligent Electric Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed May 13, 2022
File No. 001-39395

Ladies and Gentlemen:

Set forth below is the response of Faraday Future Intelligent Electric Inc. (the “Company”), to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 27, 2022 (the “Comment Letter”), that relates to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-39395), filed by the Company with the Commission on May 13, 2022 (the “Form 10-K”). The headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter and are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 3

1.	Please conform the disclosures in your Form 10-K, related to your operations in China and Hong Kong, with the disclosures in your amended Form S-1, taking into consideration comments 1-9 from our letter dated September 13, 2021, comments 1-2 from our letter dated October 19, 2021, and comments 4, 5, 10, 11, and 13 from our letter dated July 6, 2022, as applicable. Disclosures presented in the forepart/prospectus of Form S-1 should be disclosed at the onset of Item 1. Business in your Form 10-K. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your Form 10-K, as applicable, in your response to us.

The Company acknowledges the Staff’s comment and undertakes that it will conform the “Item 1. Business” section disclosures in its future Annual Report on Form 10-K filings with the disclosures in the Company’s amended Registration Statement on Form S-1 (File No. 333-258993) (the “Form S-1”), taking into consideration comments 1-9 from the Staff’s letter dated September 13, 2021, comments 1-2 from the Staff’s letter dated October 19, 2021, and comments 4, 5, 10, 11, and 13 from the Staff’s letter dated July 6, 2022, as applicable. The Company also undertakes to include the disclosures presented in the forepart/prospectus of the Form S-1 at the onset of the “Item 1. Business” section in its future Annual Report on Form 10-K filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (310) 415-4807.

Respectfully,

/s/ Becky Roof
Becky Roof Interim Chief Financial Officer

cc:	Vijay S. Sekhon, Sidley Austin LLP
Michael Heinz, Sidley Austin LLP